CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 22, 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated February 21, 2007 relating to unusual movements in the price or trading volume of securities of City Telecom (H.K.) Limited.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name: Lai Ni Quiaque
Title: Chief Financial Officer

Dated: February 22, 2007

“This statement is made at the request of the Stock Exchange of Hong Kong Limited.

We have noted the recent increases in the price and in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the generable obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of City Telecom (HK) Limited the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer and Company Secretary); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.”

By Order of the Board
City Telecom (HK) Limited
Lai Ni Quiaque
Executive Director and Company Secretary

Hong Kong, 21st February 2007